Exhibit 99.1

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.             Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202 USA

2.             Date of Material Change

October 4, 2006

3.             News Release

The date and place(s) of issuance of the two news releases are as follows:

October 4, 2006 in Denver, CO

The news releases were released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

Queenstake Resources Ltd. (“Queenstake”) has recently completed an internal review of its Jerritt Canyon gold mining and processing operations.  The principal conclusion of this review was that in order to lower its production costs, Queenstake will defer production from higher cost portions of Jerritt Canyon’s three underground mines. Deferral of the higher cost production has led to a reduction in work force by 47 employees (or about 10%) to 370 employees at Jerritt Canyon.

In addition, other cost reduction measures are being implemented immediately, including reducing the cost of contract underground development, streamlining maintenance and discontinuing use of higher cost mining equipment.

These decisions are expected to reduce expenses by approximately $16 million per year at Jerritt Canyon. The estimated annual savings include approximately $12 million (15% reduction(2)) in cash operating costs and approximately $4 million (20-25% reduction(2)) in development contractor costs.

Queenstake also has also directed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives that will enhance and unlock the long-term value of Queenstake’s assets.

5.             Full Description of Material Change

Queenstake announced that its Jerritt Canyon gold mining and processing operations in Nevada produced approximately 43,800 ounces(1) of gold during the third quarter of 2006. The Company expects to report its complete third quarter financial and operating results, including cash operating costs per ounce by November 14, 2006.

Queenstake has recently completed an internal review of its Jerritt Canyon operations.  The principal conclusion of this review was that in order to lower its production costs, Queenstake will defer production from higher cost portions of Jerritt Canyon’s three underground mines.  Specifically, production from below the current water table at the Smith Mine and from Zone 1 of the SSX Mine will be deferred.

In addition, other cost reduction measures are being implemented immediately, including reducing the cost of contract underground development, streamlining maintenance and discontinuing use of higher cost mining equipment.  Deferral of the higher cost production also leads to a reduction in work force by 47 employees (or about 10%) to 370 employees at Jerritt Canyon.

These decisions are expected to reduce expenses by approximately $16 million per year at Jerritt Canyon. The estimated annual savings include approximately $12 million (15% reduction(2)) in cash operating costs and approximately $4 million (20-25% reduction(2)) in development contractor costs.

The deferral of higher cost production results in a lowering of 2006 production estimates to approximately 160,000 ounces of gold from Jerritt Canyon.  Queenstake expects to produce about 40,000 ounces of gold from Jerritt Canyon at a cash operating cost of about $420 per ounce in the fourth quarter of 2006.  These production and cash cost estimates do not include gold produced from ore purchased as part of the ore purchase agreement with Newmont (see news releases of March 30, 2006 and April 13, 2006.)  Mine plans and budget for 2007 are being prepared and will be finalized by early next year.

During the third quarter of 2006, Jerritt Canyon mined approximately 253,900 total tons, of which 161,400 tons were ore. Jerritt Canyon processed approximately 297,600 tons through the mill at an average grade of 0.18 ounce of gold per ton with an average recovery of 86%, producing approximately 43,800 ounces of gold in the third quarter.  Of the total tons processed, approximately 73% (216,300) were Jerritt Canyon mined ore and the remainder was purchased ore from Newmont.  The lower than expected gold production was due primarily to lower mill ore grade and lower ore tons mined. In addition, lower production was also due to operating the mill at approximately 80% of its planned throughput rate and an adjustment period to achieve the optimum blending of Newmont purchased ore with Jerritt Canyon ore in feeding the mill. Based on the advice of mill experts, Jerritt Canyon operated at the lower throughput rate to avoid risking gear damage. A new bull gear, which is being fabricated in Australia, is expected to be delivered by the end of 2006 and is likely to be installed in early 2007 with the old bull gear serving as a spare. With a new bull gear installed, the mill is expected to be able to run at full capacity.

The reduction in costs is expected to lead to sufficient cash flow to continue to fund the ongoing exploration program at Jerritt Canyon.  There are currently three drill rigs operating at the Starvation Canyon project and another two rigs drilling other targets in the Jerritt Canyon District.  In addition, five underground drills are working at the mines on exploration as well as resource to reserve conversion. Queenstake ended the third quarter with cash and cash equivalents of approximately $6.1 million.

Queenstake also has also directed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives that will enhance and unlock the long-term value of Queenstake’s assets.

Notes:

(1) The third quarter’s production included approximately 6,800 ounces of gold from the ore purchase agreement with Newmont.
(2) Cost reductions of 15% in annual cash operating costs and of 20-25% in estimated 2006 capital expenditures of $21 million are based on the Company’s financial results and the Management Discussion and Analysis for second quarter of 2006 filed with the regulatory authorities. Updated guidance is expected to be provided with the complete financial results by November 14, 2006.
(3) Mineral “resources” or “resource” used in this document are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

Cautionary Statement — This document contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions, mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs .  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.             Omitted Information

Not Applicable

8.             Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 106)

9.             Date of Report

October 13, 2006